Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges and Preferred Share Dividends

	Six Months Ended
	June 30,		Year Ended December 31,
Exhibit	2009	2008	2008	2007	2006	2005	2004
(In thousands, except ratios)
Fixed Charges and Preferred Dividends

Interest expense	$20,237	$30,819	$56,552	$70,776	$57,949	$33,985	$10,012
Capital debt expense Trust Preferred	1,335	1,545	3,114	3,002	2,991	2,017	1,568
Estimated interest in rent	160	163	332	284	261	206	113
Preferred dividends (E)	1,146	—	—	—	359	574	529

Combined fixed charges and preferred dividends (B)	22,878	32,527	59,998	74,062	61,560	36,782	12,222
Less: interest on deposits	15,249	25,141	45,593	56,232	46,213	26,883	7,606

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$7,629	$7,386	$14,405	$17,830	$15,347	$9,899	$4,616

Earnings
Pre-tax income from continuing operations	$16,797	$19,080	$12,036	$28,964	$23,165	$16,381	$14,771
Fixed charges and preferred dividends	22,878	32,527	59,998	74,062	61,560	36,782	12,222

Total earnings (A)	39,675	51,607	72,034	103,026	84,725	53,163	26,993
Less: interest on deposits	15,249	25,141	45,593	56,232	46,213	26,883	7,606

Total earnings excluding interest on deposits (C)	$24,426	$26,466	$26,441	$46,794	$38,512	$26,280	$19,387

Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/(B-E))	1.83x	1.59x	1.20x	1.39x	1.38x	1.47x	2.31x
Ratio, excluding interest on deposits (C/(D-E))	3.77x	3.58x	1.84x	2.62x	2.57x	2.82x	4.74x

Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	1.73x	1.59x	1.20x	1.39x	1.38x	1.45x	2.21x
Ratio, excluding interest on deposits (C/D)	3.20x	3.58x	1.84x	2.62x	2.51x	2.65x	4.20x